
MAX

2025
EARNINGS REPORT

Q2

wallbox


1
CCS

2025
EARNINGS REPORT



Enric Asunción

Co-Founder &
Chief Executive Officer



Luis Boada

Chief Financial Officer



Michael Wilhelm

Investor Relations

Disclaimer

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements contained in this presentation other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding Wallbox's future operating results and financial position.

The words "anticipate," "believe," "can," "continue," "could," "estimate," "expect," "focus," "forecast," "intend," "likely," "may," "might," "plan," "possible," "potential," "predict," "project," "should," ""target," will," "would" and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox's history of operating losses; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, legislation, tax credits and the impact of government incentives or reduction thereof;political and economic uncertainty and macroeconomic factors, such as impacts from tariffs and trade barriers, geopolitical conflicts, consumer spending, inflation and foreign exchange rates; the accuracy of Wallbox's forecasts and projections including those regarding its market opportunity; competition; risks related to losses or disruptions in Wallbox's supply or manufacturing partners; impacts resulting from geopolitical conflicts; risks related to macro-economic conditions and inflation; Wallbox's reliance on the third-parties outside of its control; risks related to Wallbox's technology, intellectual property and infrastructure; executive orders and regulatory changes under the U.S. political administration and uncertainty therefrom, as well as the other important factors discussed under the caption "Risk Factors" in Wallbox's Annual Report on Form 20-F for the fiscal year ended December 31, 2024, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the "SEC"), accessible on the SEC's website at www.sec.gov and the Investors Relations section of Wallbox's website at investors.wallbox.com. Any such forward-looking statements represent management's estimates as of the date of this press release. Any forward-looking statement that Wallbox makes in this press release speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

This presentation includes measures not calculated in accordance with the International Financial Reporting Standards ("IFRS"). See the slides at the end of this presentation for additional information and a reconciliation of these non-IFRS measures. Reconciliations of the forward-looking non-IFRS measures to the most directly comparable IFRS measures cannot be provided without unreasonable efforts and are not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations and certain other items reflected in our reconciliation of historical non-IFRS measures, the amounts of which could be material.

Unless otherwise indicated, information contained in this presentation concerning Wallbox's industry and the markets in which it operates, including its general expectations, market position and market opportunity, is based on its management's estimates and research, as well as industry and general publications and research, surveys and studies conducted by third parties. While Wallbox believes the information from these third-party publications, research, surveys and studies is reliable, it does not guarantee the accuracy or completeness of such information, and Wallbox has not independently verified this information. Management's estimates are derived from publicly available information, their knowledge of the company's industry and their assumptions based on such information and knowledge, which they believe to be reasonable. This data involves a number of assumptions and limitations which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in Wallbox's periodic reports filed with the SEC under the caption "Risk Factors." These and other factors could cause Wallbox's future performance and market expectations to differ materially from its assumptions and estimates.

Q2 2025

Highlights

Q2 Revenue

€38.3M

2% QoQ increase

Q2 Gross Margin[1]

37.8%

Similar product mix as last quarter with opportunities to improve

€7.5M

Adjusted EBITDA loss[3]



+39,000 AC units sold
Including ABL

+140 DC units sold
Globally

Q2 Cash Costs[2]

35%

Decrease YoY

1. See slide 18 for definitions
2. This is a non-IFRS measure. Please see slide 17 for a reconciliation of this financial measure to the most comparable IFRS metric
3. This is a non-IFRS measure. Please see slide 14 for a reconciliation of this financial measure to the most comparable IFRS metric

Q2 2025

Revenues by Geography



North America
€11.4M / 30%[1]
Europe
€26.1M / 68%[1]
LATAM
€550k / 1%[1]
APAC
€260k / 1%[1]

1. As percentage of revenue

Q2 2025

Revenues by Product



AC Sales

€26.6M / 69%[1]



DC Sales

€4.2M / 11%[1]



Software, Services & Others

€7.6M / 20%[1]



69%
11%
20%



1. As percentage of revenue

On our way to become the ultimate energy partner

First Quasar 2 units installed in California




WALLBOX



Virtual Power Plants

leap



Q2 2025

Market Overview

EVs Sold in Key Markets[1]



+23% YoY
ROW
EU
NA
1.54
1.50
1.78
1.68
1.88
0.3
0.3
0.3
0.3
0.4
0.8
0.7
0.9
0.9
1.0
0.5
0.5
0.5
0.4
0.5
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025

- European EV market recovery remains
- High growth in countries with historically low EV adoption rates
- North American EV market growth slowed down in Q2 2025
- Removal of US tax credits, sentiment change, and tariffs may impact US market in the future
- Wallbox is managing the market dynamics with a flexible and resilient organizational

1. Rho Motion EV Charging Database – July 2025 – In Millions

Q2 2025

Financial Review

Q2 Revenue

€38.3M

Europe was soft while North America AC sales consistent growth continues

Q2 Labor Costs & OPEX

€24.3M

25% YoY improvement, reflecting increased operational efficiency

Q2 Gross Margin[1]

37.8%

Similar product mix as last quarter with opportunities to improve

Q2 Adjusted EBITDA Loss[2]

€7.5M

Up 33% YoY due consistent results in combination with cost improvements


wallbox

1. See slide 18 for definitions
2. This is a non-IFRS measure. Please see slide 14 for a reconciliation of this financial measure to the most comparable IFRS metric

Q2 2025

Key Financial Metrics



€32.4M

Q2 Cash And Cash Equivalent And Financial Investments
Continuous focus on cash conservation

€182M

Q2 Loans and Borrowings
9% decrease compared to last quarter

€56.6M

Q2 Consolidated Inventory
33% YoY reduction

€1.0M

Q2 Capex
€0.4M spent on PPE

Q2 2025

Closing Thoughts


wallbox

Consistent results that provide momentum for a stronger H2 2025

wallbox

Platform for growth

+ Diversified product portfolio
+ Large geographical footprint
+ Key strategic commercial partners
+ Strong cost discipline and efficient organization

Q3 Expected Revenue Range	Q3 Expected Gross Margin[1]	Q3 Expected Adjusted EBITDA[2]
€38M-41M	37%-39%	€(6)M-(4)M

1. See slide 18 for definitions
2. This is a non-IFRS measure. Please see slide 14 for a reconciliation of this financial measure to the most comparable IFRS metric

Q&A



wallbox

Financial Overview

Consolidated Statement of Profit or Loss[1]

Unaudited, in € 000's	YEAR ENDED		QUARTER ENDED		
	2024	2023	Q2 2025	Q1 2025	Q2 2024
Revenue	163,943	143,769	38,289	37,642	48,843
Change in inventories and raw materials and consumables used	(107,920)	(95,503)	(23,806)	(23,284)	(29,760)
Gross Profit	**56,023**	**48,266**	**14,483**	**14,358**	**19,083**
Employee benefits	(71,488)	(81,236)	(13,161)	(14,975)	(17,168)
Other operating expenses	(54,089)	(59,788)	(11,142)	(10,011)	(15,174)
Amortization and depreciation	(37,873)	(28,443)	(10,082)	(10,204)	(9,668)
Impairment of assets	(26,415)	-	1,255	1,194	(2,349)
Net other income	25	14,260	(142)	22	8
Operating Loss	**(133,817)**	**(106,941)**	**(18,789)**	**(19,616)**	**(25,268)**
Financial income	1,945	1,472	136	207	574
Financial expense	(23,680)	(15,247)	(4,703)	(3,489)	(5,696)
Change in fair value derivative warrant liabilities	1,081	6,476	419	681	1,583
Foreign exchange gains/(losses)	(4,044)	1,466	7,778	3,876	217
Financial Results	**(24,698)**	**(5,833)**	**3,630**	**1,275**	**(3,322)**
Loss before Tax	**(158,515)**	**(112,774)**	**(15,159)**	**(18,341)**	**(28,590)**
Income tax credit	6,723	703	(903)	(73)	781
Loss for the Period	**(151,792)**	**(112,071)**	**(16,062)**	**(18,414)**	**(27,809)**

1. See slide 18 for definitions

Financial Overview

Reconciliation[1]

Unaudited, in € 000's

	YEAR ENDED		QUARTER ENDED		
	2024	2023	Q2 2025	Q1 2025	Q2 2024
Loss for the Period	(151,792)	(112,071)	(16,062)	(18,414)	(27,809)
Income tax credit	(6,723)	(703)	903	73	(781)
Amortization and depreciation	37,873	28,443	10,082	10,204	9,668
Financial income	(1,945)	(1,472)	(136)	(207)	(574)
Financial expenses	23,680	15,247	4,703	3,489	5,696
Change in fair value of derivative warrant liabilities	(1,081)	(6,476)	(419)	(681)	(1,583)
Foreign exchange gains/(losses)	4,044	(1,466)	(7,778)	(3,876)	(217)
EBITDA	(95,944)	(78,498)	(8,707)	(9,412)	(15,600)
Share based payment expenses	2,837	14,191	(18)	557	726
Other items	(25)	(3,094)	142	(22)	(8)
Negative goodwill	-	(11,166)	-	-	-
One-time expenses	6,123	3,031	2,292	2,289	1,133
Other non-cash expenses	712	1,360	41	26	195
Impairment of assets	26,415	-	(1,255)	(1,194)	2,349
Adjusted EBITDA	(59,882)	(74,176)	(7,505)	(7,756)	(11,205)

1. See slide 18 for definitions

Cash & Cash Equivalents

Unaudited, in € 000's

	QUARTER ENDED 30 JUNE		YEAR ENDED 31 DECEMBER	
	2025	2024	2024	2023
Cash and cash equivalents	27,304	59,748	20,036	101,158
Financial Investments (1)	5,078	6,002	25,578	5,426
Cash, cash equivalents and Financial Investments	**32,382**	**65,750**	**45,614**	**106,584**

1. Financial Investments are included in Other Current Financial Assets

Financial Overview

Investments and Loans & Borrowings

Unaudited, in € 000's

	QUARTER ENDED 30 JUNE		YEAR ENDED 31 DECEMBER	
	2025	2024	2024	2023
Investments in Property, plant and equipment and Intangible Assets				
Property, plant and equipment	405	467	3,114	9,106
Intangible assets - excluding R&D (salaries capitalized)	607	2,207	6,790	7,103
Total Investments in Property, plant and equipment and Intangible Assets	**1,012**	**2,674**	**9,904**	**16,209**
Non-Current Liabilities – Loans and Borrowings	79,765	90,925	66,659	80,861
Current Liabilities – Loans and Borrowings	101,780	125,757	131,810	126,496
Total Loans and Borrowings	**181,545**	**216,682**	**198,469**	**207,357**

Financial Overview

Reconciliation Cash Costs[1]

Unaudited, in € 000's

	YEAR 2025		YEAR 2024
	Q2	Q1	Q2
Employee benefits	(13,161)	(14,975)	(17,168)
Other operating expenses	(11,142)	(10,011)	(15,174)
Labor Costs & OPEX	**(24,303)**	**(24,986)**	**(32,342)**
R&D activation	(1,717)	(2,672)	(6,081)
Share based payment expenses	(18)	557	726
One-time expenses	2,292	2,289	1133
Other non-cash expenses	41	26	195
Cash Costs	**(23,705)**	**(24,786)**	**(36,369)**

1. See slide 18 for definitions

Definitions and Disclosures

1. "EBITDA" is defined as loss for the period before income tax credit, financial income, financial expenses, amortization and depreciation, change in fair value of derivative warrants, and foreign exchange gains/(losses).

2. "Adjusted EBITDA" is defined as EBITDA for the period further adjusted to take into account the impact of certain non-cash and other items that we do not consider in our evaluation of our ongoing operating performance. These non-cash and other items include, but not are limited to: share based payment plan expenses, certain one-time expenses related to a reduction in workforce initiated in January 2023, certain non-cash expenses related to the ESPP plan launched in January 2023, any negative goodwill arising from business combinations, impairment of assets and other items outside the scope of our ordinary activities.

3. Operating loss consists of Wallbox's revenue and net other income less changes in inventories and raw materials and consumables used, employee benefits, other operating expenses, impairment of assets, and amortization and depreciation.

4. Wallbox's revenue consists of retail sales, sales from distributors, resellers and installer customers of charging solutions for EVs, which includes electronic chargers and other services.

5. Gross Margin is defined as revenue less changes in inventory, raw materials and other consumables used divided by revenue.

6. Other operating expenses primarily consist of professional services, marketing expenses, external temporary workers expense, delivery expense, insurance premiums and other expenses, including leases of machinery with lease terms of 12 months or less and leases of office equipment with low value, including IT equipment.

7. Cash costs is defined as labor costs & opex excluding R&D activation, share based payment expenses, one-time expenses and other non-cash expenses.

wallbox

Thank you
Gracias
Danke
谢谢

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